UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )   *

Horsehead Holding Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
440694305
(Cusip Number)
September 22, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 11 Pages
Exhibit Index Found on Page 10

13G
CUSIP No. 440694305

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Event Driven Master Fund
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing hold an aggregate of 2,650,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,650,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,650,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 11 Pages

13G
CUSIP No. 440694305

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 2,650,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,650,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,650,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 3 of 11 Pages

13G
CUSIP No. 440694305

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 2,650,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,650,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,650,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 11 Pages

13G
CUSIP No. 440694305

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 2,650,000 Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,650,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,650,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 11 Pages

Item 1. Issuer.

(a)  Name of Issuer

      Horsehead Holding Corp.  (the “Company”)

(b)  Address of Issuer’s Principal Executive Offices

      4955 Steubenville Pike, Suite 405
      Pittsburgh, PA 15205

Item 2. Identity And Background.

Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

    This statement relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of the Company. The CUSIP number of the Shares is 440694305.

Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

    This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Event Driven Master Fund, a Cayman Islands exempted company (the “Greywolf Fund”), with respect to the Shares held by it;

(ii)	Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (the “Investment Manager”) of the Greywolf Fund, with respect to the Shares held by the Greywolf Fund;

(iii)
Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares held by the Greywolf Fund; and

(iv)	Jonathan Savitz, a United States citizen (“Savitz”) and the sole managing member of the Investment Manager General Partner, with respect to the Shares held by the Greywolf Fund.

    The citizenship of each of the Reporting Persons is set forth above.  The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Event Driven Master Fund is 4 Manhattanville Road, Suite 201, Purchase, New York 10577 and (ii) Greywolf Event Driven Master Fund is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007.

Page 6 of 11 Pages

Item 3. If This Statement Is Filed Pursuant To Sections 240.13d-1(b), Or 13d-2(b) Or (c), Check Whether The Person Filing Is An Entity Specified In (a) - (k):

    Not Applicable.

If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box.  [X]

Item 4. Ownership.

    The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

    The Shares reported hereby for the Greywolf Fund are owned directly by the Greywolf Fund.  The Investment Manager, as investment manager of the Greywolf Fund, may be deemed to be a beneficial owner of all such Shares owned by the Greywolf Fund.  The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be a beneficial owner of all such Shares owned by the Greywolf Fund. Savitz, as the sole managing member of the Investment Manager General Partner, may be deemed to be a beneficial owner of all such Shares owned by the Greywolf Fund. Each of the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 5. Ownership Of Five Percent Or Less Of A Class.

    Not Applicable.

Item 6. Ownership Of More Than Five Percent On Behalf Of Another Person.

    Not Applicable.

Item 7. Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company.

    Not Applicable.

Item 8. Identification And Classification Of Members Of The Group.

    The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9. Notice Of Dissolution Of Group

    Not Applicable.

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of

Page 7 of 11 Pages

changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2014

/s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to
GREYWOLF EVENT DRIVEN MASTER FUND
By Jonathan Savitz,
Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz,
Managing Member

/s/ Jonathan Savitz
Jonathan Savitz

Page 9 of 11 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 10 of 11 Pages

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: October 2, 2014

/s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to
GREYWOLF EVENT DRIVEN MASTER FUND
By Jonathan Savitz,
Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz,
Managing Member

/s/ Jonathan Savitz
Jonathan Savitz

Page 11 of 11 Pages